UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

  (AMENDMENT NO. 1)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to

Rule 13d-2(a)

IntercontinentalExchange, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45865V100

(CUSIP Number)

Herbert Thornhill Morgan Stanley 2000 Westchester Avenue, One South C Purchase, NY 10577 (914) 225-5542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2006

(Date of Event Which Requires Filing of This Statement)

SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,462,764
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,462,764
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,462,764 (See Items 4 and 5).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%[1] (See Item 5).
14	TYPE OF REPORTING PERSON HC, CO

_________________________

 1 This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than MS, MSCG, MSIL and MSDW. If such excluded shares of common stock were included in the calculation (as part of a single class as disclosed by the Company in its SEC filing on November 16, 2005), the percentage of the class represented by the 6,462,764 shares would be 11.6%. See Item 5.

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SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley Capital Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,418,384
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,418,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,418,384 (See Items 4 and 5).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%[2] (See Item 5).
14	TYPE OF REPORTING PERSON CO

_________________________

 2 This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than MS, MSCG, MSIL and MSDW. If such excluded shares of common stock were included in the calculation (as part of a single class as disclosed by the Company in its SEC filing on November 16, 2005), the percentage of the class represented by the 6,418,384 shares would be 11.6%. See Item 5.

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SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley & Co. International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,180
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,180 (See Items 4 and 5).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%[3] (See Item 5).
14	TYPE OF REPORTING PERSON BD, CO

_________________________

 3 This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than MS, MSCG, MSIL and MSDW. If such excluded shares of common stock were included in the calculation (as part of a single class as disclosed by the Company in its SEC filing on November 16, 2005), the percentage of the class represented by the 34,180 shares would be approximately < 0.1%. See Item 5.

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SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley DW Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, CO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,200
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200 (See Items 4 and 5).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1% (See Item 5).
14	TYPE OF REPORTING PERSON CO

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This Amendment No.1 (this “Amendment”), amends and supplements the Schedule 13D dated March 30, 2006 (the “Initial Schedule 13D”) filed by the Reporting Persons with respect to the Common Stock of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS may be deemed to beneficially own up to 6,462,764 shares of Common Stock (6,418,384 shares of which are issuable upon exercise of Class A2 Shares within 60 days of March 21, 2006, 34,180 shares of which are issuable upon exercise of Class A1 Shares and 10,200 shares of Common Stock) or approximately 24.0% of the outstanding shares of Common Stock MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by or potentially to be held by, MSIL, MSCG and MSDW.

The foregoing percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons. Accordingly, this percentage is calculated based on 20,371,303 shares of Common Stock outstanding on March 7, 2006 as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “Company 10-K”). In accordance with Rule 13d-3(d)(1), this calculation excludes from the number of shares of Common Stock outstanding as of such date (i) the 863,946 Class A1 Shares outstanding (based on 898,126 Class A1 Shares outstanding on March 7, 2006 as disclosed in the Company 10-K, less the 34,180 Class A1 Shares that MSIL may be deemed to beneficially own) that may also be convertible into Common Stock under the same circumstances and (ii) the 27,829,558 Class A2 Shares outstanding (based on 34,247,942 Class A2 Shares outstanding on March 7, 2006 as disclosed in the Company 10-K, less the 6,418,384 Class A2 Shares that MSCG may be deemed to beneficially own) that may also be convertible into Common Stock under the same circumstances. If such excluded shares of Common Stock were included in the calculation, the percentage of the class represented by the 6,462,764 shares would be 11.6%.

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For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCG may be deemed to beneficially own up to 6,418,384 shares of Common Stock issuable upon exercise of Class A2 Shares within 60 days of March 21, 2006, or approximately 24.0% of the outstanding shares of Common Stock.

The foregoing percentage is calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than MSCG. Accordingly, this percentage is calculated based on 20,371,303 shares of Common Stock outstanding on March 7, 2006 as disclosed in the Company 10-K. In accordance with Rule 13d-3(d)(1), this calculation excludes from the number of shares of Common Stock outstanding as of such date (i) the 898,126 A1 Shares outstanding on March 7, 2006 as disclosed in the Company 10-K that may also be convertible into Common Stock and (ii) the 27,829,558 A2 Shares outstanding (based on 34,247,942 A2 Shares outstanding on March 7, 2006 as disclosed in the Company 10-K, less the 6,418,384 A2 Shares that MSCG may be deemed to beneficially own) that may also be convertible into Common Stock under the same circumstances. If such excluded shares of Common Stock were included in the calculation, the percentage of the class represented by the 6,418,384 shares would be 11.6%.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSIL may be deemed to beneficially own up to 34,180 shares of Common Stock issuable upon exercise of Class A1 Shares, or approximately <0.1% of the outstanding shares of Common Stock.

The foregoing percentage is calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than MSIL. Accordingly, this percentage is calculated based on 20,371,303 shares of Common Stock outstanding on March 7, 2006 as disclosed in the Company 10-K. In accordance with Rule 13d-3(d)(1), this calculation excludes from the number of shares of Common Stock outstanding as of such date (i) the 863,946 A1 Shares outstanding (based on 898,126 A1 Shares outstanding on March 7, 2006 as disclosed in the Company 10-K, less the 34,180 A1 Shares that MSIL may be deemed to beneficially own) that may also be convertible into Common Stock under the same circumstances and (ii) the 34,247,942 A2 Shares outstanding on March 7, 2006 as disclosed in the Company 10-K that may also be convertible into Common Stock under the same circumstances. If such excluded shares of Common Stock were included in the calculation, the percentage of the class represented by the 34,180 shares would be approximately <0.1%.

MSDW has dispositive or voting authority over certain shares of Common Stock held in accounts of certain of its clients and customers and as a result, for the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW may be deemed to beneficially own 10,800 shares of Common Stock, or approximately <0.1% of the outstanding shares of Common Stock.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the

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completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

By virtue of the relationships previously reported under Item 2 of this statement, (i) each of MS and MSCG may be deemed to have shared voting and dispositive power with respect to 6,418,384 shares of Common Stock to be beneficially owned directly by MSCG upon exercise of its Class A2 Shares; (ii) each of MS and MSIL may be deemed to have shared voting and dispositive power with respect to 34,180 shares of Common Stock to be beneficially owned directly by MSIL upon exercise of its Class A1 Shares and (iii) each of MS and MSDW may be deemed to have shared voting and dispositive power with respect to 10,200 shares of Common Stock beneficially owned by MSDW. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except for transfers of Common Stock resulting from a client or customer transferring their brokerage account containing such shares of Common Stock from a different brokerage firm to MSDW, none of the Reporting Persons has effected any transactions in any shares of Common Stock which may have been or may be deemed to be beneficially owned by such Reporting Persons during the past 60 days. None of the Reporting Persons is aware of any information that indicates that any other of the persons listed on Schedule A, B, C, or D has effected any such transaction.

By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCG, MSIL and MSDW and the proceeds from the sale of such shares of Common Stock.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2006

MORGAN STANLEY

/s/ Dennine Bullard
Name:	Dennine Bullard
Title:	Authorized Signatory

MORGAN STANLEY CAPITAL GROUP INC
/s/ Robert P. Kinney
Name:	Robert P. Kinney
Title:	Vice President

MORGAN STANLEY & CO. INTERNATIONAL LIMITED
/s/ Colin Bryce
Name:	Colin Bryce
Title:	Authorized Signatory

MORGAN STANLEY DW INC.

/s/ Kirk Wickman
Name:	Kirk Wickman
Title:	Managing Director, General Counsel and Secretary

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